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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No. 4)*

TAL International Group, Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

874083108
(CUSIP Number)

Bruce R. Berkowitz c/o Fairholme Capital Management, L.L.C. 4400 Biscayne Boulevard, 9th Floor Miami, FL 33137 (305) 358-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	874083108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fairholme Capital Management, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,890,453

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,890,453

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,890,453

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%

14.	TYPE OF REPORTING PERSON*

OO, IA

CUSIP No.	874083108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fairholme Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

566,901

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

566,901

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

566,901

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%

14.	TYPE OF REPORTING PERSON*

PN

CUSIP No.	874083108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fairholme Ventures II, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

555,689

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

555,689

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

555,689

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%

14.	TYPE OF REPORTING PERSON*

OO

CUSIP No.	874083108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fairholme Holdings, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

566,814

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

566,814

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

566,814

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%

14.	TYPE OF REPORTING PERSON*

CO

CUSIP No.	874083108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bruce R. Berkowitz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,890,453

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,890,453

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,890,453

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%

14.	TYPE OF REPORTING PERSON*

IN, HC

CUSIP No.	874083108

Item 1.	Security and Issuer.

The name of the issuer is TAL International Group, Inc., a Delaware corporation (the "Issuer").  The address of the Issuer's offices is 100 Manhattanville Road, Purchase, NY 10577.  This Schedule 13D Amendment relates to the Issuer's Common Stock, $.001 par value (the "Shares").

Item 2.	Identity and Background.

(a-c, f) This Schedule 13D is being filed jointly by (i) Fairholme Capital Management, L.L.C., a Delaware limited liability company ("Fairholme"), (ii) Fairholme Partners, L.P., a Delaware limited partnership, (iii) Fairholme Ventures II, LLC, a Delaware limited liability company, (iv) Fairholme Holdings, Ltd., a Bermuda exempted company (collectively, the "Fairholme Funds") and (v) Bruce R. Berkowitz, a United States citizen (collectively with Fairholme and Fairholme Funds, the "Reporting Persons").

The principal business address of the Reporting Persons is 4400 Biscayne Boulevard, 9th floor, Miami, FL 33137.

Bruce R. Berkowitz is the managing member of Fairholme, an investment management firm that serves as the general partner, managing member and investment adviser to the Fairholme Funds.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares came from the working capital of the Fairholme Funds over which Bruce Berkowitz, through his role at Fairholme, exercises investment discretion.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired their Shares of the Issuer for investment purposes.

There have been no changes to this information since the date of the 13D Amendment that was filed on February 12, 2010.

Item 5.	Interest in Securities of the Issuer.

(a-e)  As of the date hereof, each of Fairholme and Bruce R. Berkowitz may be deemed to be the beneficial owner of 1,890,453 Shares or 6.2% of the Shares of the Issuer, based upon the 30,709,104 Shares outstanding as of April 30, 2010, according to the Issuer's Form 10-Q as filed on May 7, 2010 with the Securities and Exchange Commission.

Each of Fairholme and Bruce R. Berkowitz has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 1,890,453 Shares to which this filing relates.

Each of Fairholme and Bruce R. Berkowitz has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 1,890,453 Shares to which this filing relates.

Fairholme Partners, L.P., Fairholme Ventures II, LLC and Fairholme Holdings, Ltd. directly own 566,901 Shares, 555,689 Shares and 566,814 Shares, respectively, which in the aggregate represents approximately 5.5% of the aggregate number of Shares issued and outstanding as of April 30, 2010.

JZ Equity Partners plc, The Resolute Fund, L.P., The Resolute Fund Singapore PV, L.P., The Resolute Fund Netherlands PV I, L.P., The Resolute Fund Netherlands PV II, L.P. and The Resolute Fund NQP, L.P., Edgewater Private Equity Fund III, L.P., Edgewater Private Equity Fund IV, L.P., Seacon Holdings Limited (each an "Other Group Member") and the Reporting Persons may together be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act pursuant to the Shareholders Agreement.

The trading dates, number of Shares purchased and the price per share for all transactions in the Shares by the Reporting Persons during the period 60 days prior to the date of this filing are set forth in Exhibit B and were effected in the open market.

The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There have been no changes to this information since the date of the 13D Amendment that was filed on February 12, 2010.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	An agreement relating to the filing of a joint statement as required by Rule 13d-1(k) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.
Exhibit B	A description of the transactions in the Shares that were effected by the Reporting Persons during the period 60 days prior to the date of this filing are set forth in Exhibit B.
Exhibit C	Limited Power of Attorney

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 19, 2010
(Date)

Bruce R. Berkowitz
By: /s/ Paul Thomson
(Attorney-in-fact)

Fairholme Capital Management, L.L.C.
By: /s/ Paul Thomson
(Attorney-in-fact)

Fairholme Partners, L.P.
By: Fairholme Capital Management, L.L.C., its General Partner

By: /s/ Paul Thomson
(Attorney-in-Fact)

Fairholme Ventures II, LLC

By: Fairholme Capital Management, L.L.C.,
its Managing Member

By: /s/ Paul Thomson
(Attorney-in-Fact)

Fairholme Holdings, Ltd.

By: /s/ Paul Thomson
(Attorney-in-Fact)

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

         The undersigned agree that this Schedule 13D Amendment dated May 19, 2010 relating to the Common Stock, par value $.001, of TAL International Group, Inc. shall be filed on behalf of the undersigned.

    Bruce R. Berkowitz
By:  /s/ Paul Thomson
(Attorney-in-Fact)

Fairholme Capital Management, L.L.C.

By:  /s/ Paul Thomson (Attorney-in-Fact)

Fairholme Partners, L.P.

By: Fairholme Capital Management, L.L.C., its General Partner

By:  /s/ Paul Thomson (Attorney-in-Fact)

Fairholme Ventures II, LLC

By: Fairholme Capital Management, L.L.C., its Managing Member

By:  /s/ Paul Thomson (Attorney-in-Fact)

Fairholme Holdings, Ltd.

By:  /s/ Paul Thomson (Attorney-in-Fact)

May 19, 2010

Exhibit B

Transactions in the Shares  -- The Reporting Persons

Transaction	Date	Shares	Price
Transactions in Funds Advised by Fairholme Capital Management, L.L.C.

Sale	5/5/2010	2,100	$25.00
Sale	5/7/2010	4,300	$22.01
Sale	5/11/2010	3,473	$24.44
Sale	5/12/2010	2,229	$24.79
Sale	5/13/2010	1,882	$24.86
Sale	5/14/2010	535	$24.86
Sale	5/18/2010	6,066	$25.20

Fairholme Partners, LP
Sale	5/4/2010	11,600	$25.98
Sale	5/5/2010	6,400	$25.00
Sale	5/10/2010	1,565	$23.54
Sale	5/11/2010	8,224	$24.44
Sale	5/12/2010	6,283	$24.79
Sale	5/13/2010	5,305	$24.86
Sale	5/14/2010	1,508	$24.86
Sale	5/17/2010	15,251	$25.27
Sale	5/18/2010	1,798	$25.20

Fairholme Ventures II, LLC

Sale	5/3/2010	18,000	$26.59
Sale	5/7/2010	9,789	$22.01
Sale	5/11/2010	6,283	$24.44
Sale	5/12/2010	5,305	$24.79
Sale	5/13/2010	1,508	$24.86
Sale	5/14/2010	17,049	$24.86
Sale	5/18/2010	11,036	$25.20

Fairholme Holdings, Ltd.

Sale	5/4/2010	18,000	$25.98
Sale	5/10/2010	9,789	$23.54
Sale	5/12/2010	6,283	$24.79
Sale	5/13/2010	5,305	$24.86
Sale	5/14/2010	1,508	$24.86
Sale	5/17/2010	17,049	$25.27

Exhibit C

LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned constitutes and appoints Paul R Thomson, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his capacity as Managing Member of Fairholme Capital Management, LLC, for the sole purpose of signing on his behalf any and all Regulatory Filings under the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Advisers Act of 1940 and any amendments and supplements thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to accomplish the above, as fully as to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, and may lawfully do or cause to be done by virtue hereof. This Power of Attorney shall continue effective until revoked by me at any time.

Dated this 29th day of April, 2010.

/s/  Bruce R. Berkowitz
Bruce R. Berkowitz
Fairholme Capital Management, LLC
Managing Member

SK 22146 0001 1100373